Exhibit 99.1

CANGO INC. REPORTS SECOND QUARTER 2019 UNAUDITED FINANCIAL RESULTS

SHANGHAI, September 3, 2019, /PRNewswire/ — Cango, Inc. (NYSE: CANG) (“Cango” or the “Company”), a leading automotive transaction service platform in China, today announced its unaudited financial results for the second quarter of 2019.

Second Quarter 2019 Financial and Operational Highlights

•	Total revenues in the second quarter of 2019 were RMB336.3 million (US$49.0 million), representing a year-over-year increase of 42.3% and outperforming the high end of the Company’s guidance by 6.8%.

•	After-market services facilitation revenues in the second quarter of 2019 were RMB35.9 million (US$5.2 million), continuing to serve as an important driver for the Company’s revenue growth.

•	Income from operations in the second quarter of 2019 increased by 17.3% to RMB84.3 million (US$12.3 million) from RMB71.8 million in the corresponding period of 2018.

•

Net income in the second quarter of 2019 increased by 46.4% to RMB94.6 million (US$13.8 million) from RMB64.6 million in the corresponding period of 2018. Non-GAAP net income in the second quarter of 2019 increased by 66.7% to RMB116.9 million (US$17.0 million) from RMB70.1 million in the corresponding period of 2018.

•

The amount of financing transactions the Company facilitated in the second quarter of 2019 totaled RMB6,154.8 million (US$896.6 million). The total outstanding balance of financing transactions the Company facilitated was RMB36,394.0 million (US$5,301.4 million) as of June 30, 2019.

•

M1+ and M3+ overdue ratios for all financing transactions that remained outstanding and were facilitated by the Company were 0.72% and 0.30%, respectively, as of June 30, 2019, as compared to 0.77% and 0.37%, respectively, as of March 31, 2019.

•	The number of dealers covered by the Company was 48,367 as of June 30, 2019, as compared to 47,879 as of March 31, 2019.

Mr. Jiayuan Lin, Chief Executive Officer of Cango, commented, “Despite the continuing macroeconomic and industry-wide challenges, we maintained our solid growth trajectory with strong financial and operating performances in the second quarter of 2019. During the quarter, our core auto loan facilitation business continued to be a vital growth driver, and we further expanded and refined our after-market services. In addition, we achieved significant breakthroughs in our cooperation with the Industrial and Commercial Bank of China (“ICBC”) in relation to our automotive financing solutions. As a result, our total revenues increased by 42.3% year-over-year to RMB336.3 million in the second quarter of 2019. Going forward, we will continue to augment our leadership in China’s market for automotive financing services by bolstering our core competencies in auto loan facilitation services, expanding our dealership network, developing differentiated products and services, and harnessing our well-developed capabilities in big data and internet technologies.”

Mr. Yongyi Zhang, Chief Financial Officer of Cango, stated, “After a strong start in the first quarter of 2019, we continued to deliver healthy performances in the second quarter. Our total revenues increased by 42.3% year-over-year to RMB336.3 million in the second quarter. Our after-market services facilitation business continued to serve as an important growth engine, contributing RMB35.9 million or 10.7% of our total revenues in the second quarter. Our income from operations and net income increased by 17.3% and 46.4% in the second quarter, respectively. Looking ahead, we will continue to invest in expanding our dealership network, optimizing our service quality and efficiency, and advancing our technology through innovation. As we continue to deepen our collaborations with more financial institutions and original equipment manufacturers, we are confident that we will sustain our growth despite the persisting industry challenges.”

Second Quarter 2019 Financial Results

REVENUES

Total revenues in the second quarter of 2019 were RMB336.3 million (US$49.0 million), representing a 42.3% increase from RMB236.3 million in the corresponding period of 2018. This increase was primarily driven by the Company’s strategies to rejuvenate growth, increased revenue contribution from its after-market services business, and a significant increase in loan facilitation volume from the Company’s business partnership with ICBC.

Revenues from after-market services facilitation in the second quarter of 2019 were RMB35.9 million (US$5.2 million), compared to RMB12.3 million in the same period of last year.

OPERATING COST AND EXPENSES

Total operating cost and expenses in the second quarter of 2019 were RMB252.0 million (US$36.7 million), compared to RMB164.4 million in the corresponding period of 2018.

•

Cost of revenue in the second quarter of 2019 increased by 55.0% to RMB125.8 million (US$18.3 million) from RMB81.2 million in the corresponding period of 2018. The increase was primarily driven by the Company’s business expansion and was in line with the increase in total revenues in the second quarter of 2019. Cost of revenue as a percentage of total revenues in the second quarter of 2019 increased to 37.4% from 34.4% in the corresponding period of 2018. This was primarily due to increases in the amount of incentives paid to employees per individual financing transaction.

•

Sales and marketing expenses in the second quarter of 2019 increased by 20.3% to RMB44.5 million (US$6.5 million) from RMB37.0 million in the corresponding period of 2018. The increase was due to increases in travel expenses as a result of the Company’s business expansion and higher share-based compensation expenses. Sales and marketing expenses as a percentage of total revenues in the second quarter of 2019 decreased to 13.2% from 15.7% in the corresponding period of 2018.

•

General and administrative expenses were RMB53.4 million (US$7.8 million), or 15.9% of total revenues, in the second quarter of 2019, compared to RMB31.4 million, or 13.3% of total revenue, in the corresponding period of 2018. The increase was mainly due to higher share-based compensation expenses in the second quarter of 2019.

•

Research and development expenses in the second quarter of 2019 increased by 29.2% to RMB12.3 million (US$1.8 million) from RMB9.5 million in the corresponding period of 2018. The increase was a result of increased investments in the Company’s research and development projects as it expanded its business. Research and development expenses as a percentage of total revenues in the second quarter of 2019 decreased to 3.6% from 4.0% in the corresponding period of 2018.

INCOME FROM OPERATIONS

Income from operations was RMB84.3 million (US$12.3million) in the second quarter of 2019, representing a year-over-year increase of 17.3% from RMB71.8 million in the corresponding period of 2018.

NET INCOME

Net income was RMB94.6 million (US$13.8 million) in the second quarter of 2019, representing a year-over-year increase of 46.4% from RMB64.6 million in the corresponding period of 2018. Non-GAAP adjusted net income increased by 66.7% to RMB116.9 million (US$17.0 million) from RMB70.1 million in the corresponding period of 2018. Non-GAAP adjusted net income excludes the impact of share-based compensation expenses. For further information, see “Use of Non-GAAP Financial Measure.”

NET INCOME PER ADS

Basic and diluted net income per American Depositary Share (ADS) in the second quarter of 2019 were both RMB0.60 (US$0.09). Non-GAAP adjusted basic and diluted net income per ADS in the second quarter of 2019 were both RMB0.75 (US$0.11). Each ADS represents two of the Company’s Class A ordinary shares.

BALANCE SHEET

As of June 30, 2019, the Company had cash and cash equivalents of RMB1,609.6 million (US$234.5 million), compared to RMB2,178.0 million as of March 31, 2019. The change was due to the fact that the Company invested certain amount of cash in term deposit over three months for better cash-on-cash return.

Business Outlook

For the third quarter of 2019, the Company expects total revenues to be between RMB300 million and RMB325 million. This forecast reflects the Company’s current and preliminary views on the market and operational conditions, which are subject to change.

Conference Call Information

The Company’s management will hold a conference call on Tuesday, September 3, 2019, at 9:00 P.M. Eastern Time or Wednesday, September 4, 2019, at 9:00 A.M. Beijing Time to discuss the financial results. Listeners may access the call by dialing the following numbers:

International:	+1-412-902-4272

United States Toll Free:	+1-888-346-8982

China Toll Free:	4001-201-203

Hong Kong Toll Free:	800-905-945

Conference ID:	Cango Inc.

The replay will be accessible through September 10, 2019, by dialing the following numbers:

International:	+1-412-317-0088

United States Toll Free:	+1-877-344-7529

Access Code:	10134672

A live and archived webcast of the conference call will also be available at the Company’s investor relations website at http://ir.cangoonline.com/.

About Cango, Inc.

Cango Inc. (NYSE: CANG) is a leading automotive transaction service platform in China connecting dealers, financial institutions, car buyers, and other industry participants. Founded in 2010 by a group of pioneers in China’s automotive finance industry, the Company is headquartered in Shanghai and engages car buyers through a nationwide dealer network. The Company’s services primarily consist of automotive financing facilitation, automotive transaction facilitation, and after-market services facilitation. By utilizing its competitive advantages in technology, data insights, and cloud-based infrastructure, Cango is able to connect its platform participants while bringing them a premium user experience. Cango’s platform model puts it in a unique position to add value for its platform participants and business partners as the automotive and mobility markets in China continue to grow and evolve. For more information, please visit: www.cangoonline.com.

Definition of Overdue Ratios

The Company defines “M1+ overdue ratio” as (i) exposure at risk relating to financing transactions for which any installment payment is 30 to 179 calendar days past due as of a specified date, divided by (ii) exposure at risk relating to all financing transactions which remain outstanding as of such date, excluding amounts of outstanding principal that are 180 calendar days or more past due.

The Company defines “M3+ overdue ratio” as (i) exposure at risk relating to financing transactions for which any installment payment is 90 to 179 calendar days past due as of a specified date, divided by (ii) exposure at risk relating to all financing transactions which remain outstanding as of such date, excluding amounts of outstanding principal that are 180 calendar days or more past due.

Use of Non-GAAP Financial Measure

In evaluating the business, the Company considers and uses Non-GAAP adjusted net income, a non-GAAP measure, as a supplemental measure to review and assess its operating performance. The presentation of the non-GAAP financial measure is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with U.S. GAAP. The Company defines Non-GAAP adjusted net income as net income excluding share-based compensation expenses. The Company presents the non-GAAP financial measure because it is used by the management to evaluate the operating performance and formulate business plans. Non-GAAP adjusted net income enables the management to assess the Company’s operating results without considering the impact of share-based compensation expenses, which are non-cash charges. The Company also believes that the use of the non-GAAP measure facilitates investors’ assessment of its operating performance.

Non-GAAP adjusted net income is not defined under U.S. GAAP and is not presented in accordance with U.S. GAAP. This non-GAAP financial measure has limitations as analytical tools. One of the key limitations of using Non-GAAP adjusted net income is that it does not reflect all items of expense that affect the Company’s operations. Share-based compensation expenses have been and may continue to be incurred in the business and are not reflected in the presentation of Non-GAAP adjusted net income. Further, the non-GAAP measure may differ from the non-GAAP information used by other companies, including peer companies, and therefore their comparability may be limited.

The Company compensates for these limitations by reconciling the non-GAAP financial measure to the nearest U.S. GAAP performance measure, all of which should be considered when evaluating the Company’s performance. The Company encourages you to review its financial information in its entirety and not rely on a single financial measure.

Reconciliations of Cango’s non-GAAP financial measure to the most comparable U.S. GAAP measure are included at the end of this press release.

Exchange Rate Information

This announcement contains translations of certain RMB amounts into U.S. dollars (“US$”) at specified rates solely for the convenience of the reader. Unless otherwise stated, all translations from RMB to US$ were made at the rate of RMB6.8650 to US$1.00, the noon buying rate in effect on June 28, 2019, in the H.10 statistical release of the Federal Reserve Board. The Company makes no representation that the RMB or US$ amounts referred could be converted into US$ or RMB, as the case may be, at any particular rate or at all.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Among other things, the “Business Outlook” section and quotations from management in this announcement, contain forward-looking statements. Cango may also make written or oral forward-looking statements in its periodic reports to the SEC, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about Cango’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: Cango’s goal and strategies; Cango’s expansion plans; Cango’s future business development, financial condition and results of operations; Cango’s expectations regarding demand for, and market acceptance of, its solutions and services; Cango’s expectations regarding keeping and strengthening its relationships with dealers, financial institutions, car buyers and other platform participants; general economic and business conditions; and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in Cango’s filings with the SEC. All information provided in this press release and in the attachments is as of the date of this press release, and Cango does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

Investor Relations Contact

Caesar Cao

Cango Inc.

Tel: +86 21 3183 5088 ext.5521

Email: ir@cangoonline.com

Jack Wang

ICR Inc.

Tel: +1 (646) 405-5056

Email: ir@cangoonline.com

CANGO INC.

UNAUDITED INTERIM CONDENSED CONSOLIDATED BALANCE SHEET

(Amounts in Renminbi (“RMB”) and US dollar (“US$”), except for number of shares and per share data)

	As of December 31, 2018	As of June 30, 2019
	RMB	RMB	US$
ASSETS:
Current assets:
Cash and cash equivalents	2,912,901,189	1,609,621,867	234,467,861
Restricted Cash	298,900,155	586,789,155	85,475,478
Short-term investments	265,869,717	546,167,864	79,558,320
Accounts receivable, net	86,513,830	135,437,250	19,728,660
Financing receivable, net	5,420,617	7,626,277	1,110,892
Short-term loan principal and financing service fee receivables, net	—	5,759,707	838,996
Short-term finance leasing receivable, net	1,123,703,618	1,499,097,355	218,368,151
Prepaid expenses and other current assets	61,272,518	78,004,663	11,362,660

Total current assets	4,754,581,644	4,468,504,138	650,911,018

Non-current assets:
Restricted Cash	668,627,618	805,081,110	117,273,286
Long-term investments	292,099,059	441,534,200	64,316,708
Equity method investments	1,448,416	—	—
Goodwill	145,063,857	145,063,857	21,130,933
Property and equipment, net	18,286,218	16,720,263	2,435,581
Intangible assets	1,693,407	33,776,532	4,920,107
Deferred tax assets	100,194,993	81,593,698	11,885,462
Long-term finance leasing receivable, net	1,282,457,409	1,577,577,084	229,800,012
Other non-current assets	36,687,583	9,493,492	1,382,883

Total non-current assets	2,546,558,560	3,110,840,236	453,144,972

TOTAL ASSETS	7,301,140,204	7,579,344,374	1,104,055,990

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Short-term borrowings	660,000,000	1,110,000,000	161,689,731
Long-term debts—current	467,194,051	542,456,711	79,017,729
Accrued expenses and other current liabilities	211,458,501	215,035,436	31,323,443
Risk assurance liabilities	173,210,363	196,388,309	28,607,183
Income tax payable	53,517,717	7,418,417	1,080,614

Total current liabilities	1,565,380,632	2,071,298,873	301,718,700

Non-current liabilities:
Long-term borrowings	472,793,340	314,346,370	45,789,712
Other non-current liabilities	7,599,404	—	—

Total non-current liabilities	480,392,744	314,346,370	45,789,712

Total liabilities	2,045,773,376	2,385,645,243	347,508,412

Shareholders’ equity
Ordinary shares	204,260	204,260	29,754
Additional paid-in capital	4,444,078,463	4,481,629,026	652,822,873
Accumulated other comprehensive income	109,452,996	98,390,209	14,332,150
Accumulated retained earnings	698,036,438	611,766,717	89,113,869

Total Cango Inc.’s equity	5,251,772,157	5,191,990,212	756,298,646

Non-controlling interests	3,594,671	1,708,919	248,932

Total shareholders’ equity	5,255,366,828	5,193,699,131	756,547,578

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	7,301,140,204	7,579,344,374	1,104,055,990

CANGO INC.

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF

COMPREHENSIVE INCOME

(Amounts in Renminbi (“RMB”) and US dollar (“US$”), except for number of shares and per share data)

	Three months ended June 30,			Six months ended June 30,
	2018 RMB	2019		2018 RMB	2019
		RMB	US$		RMB	US$
Revenues	236,287,811	336,303,754	48,988,165	485,107,011	687,962,259	100,213,002
Operating cost and expenses:
Cost of revenue	81,181,330	125,824,004	18,328,333	162,037,069	256,630,454	37,382,440
Sales and marketing	36,979,636	44,503,534	6,482,671	71,798,024	90,050,914	13,117,395
General and administrative	31,350,545	53,418,413	7,781,269	58,094,590	118,182,033	17,215,154
Research and development	9,481,415	12,246,050	1,783,838	15,933,541	25,593,854	3,728,165
Net loss on risk assurance liabilities	(4,951,451)	2,379,706	346,643	(1,183,503)	20,230,839	2,946,954
Provision for financing receivables	10,402,370	13,672,656	1,991,647	13,464,113	23,695,938	3,451,703

Total operating cost and expenses	164,443,845	252,044,363	36,714,401	320,143,834	534,384,032	77,841,811

Income from operations	71,843,966	84,259,391	12,273,764	164,963,177	153,578,227	22,371,191

Interest income	18,246,042	22,704,386	3,307,267	26,323,438	41,588,934	6,058,111
(Loss) income from equity method investments	937,549	(942,312)	(137,263)	(1,396,142)	(926,205)	(134,917)
Interest expense	(4,712,329)	(4,712,329)	(686,428)	(9,502,055)	(10,006,574)	(1,457,622)
Foreign exchange loss, net	10,045,905	1,409,293	205,287	7,422,516	122,801	17,888
Other income	(975,669)	856,340	124,740	21,046,154	21,593,278	3,145,416
Other expenses	(7,091,835)	(168,717)	(24,576)	(7,197,923)	(1,184,660)	(172,565)

Net income before income taxes	88,293,629	103,406,052	15,062,791	201,659,165	204,765,801	29,827,502

Income tax expenses	(23,677,171)	(8,819,437)	(1,284,696)	(53,016,212)	(35,808,056)	(5,216,031)

Net income	64,616,458	94,586,615	13,778,095	148,642,953	168,957,745	24,611,471

Less: Net income attributable to the noncontrolling interest shareholders	164,843	3,047,624	443,936	4,099,150	1,200,254	174,837

Net income attributable to Cango Inc.’s shareholders	64,451,615	91,538,991	13,334,159	144,543,803	167,757,491	24,436,634

Accretion of Series C Preferred Shares	6,991,289	—	—	6,991,289	—	—

Net income attributable to Cango Inc.’s ordinary shareholders	57,460,326	91,538,991	13,334,159	137,552,514	167,757,491	24,436,634
Net income per ADS(Note 1):
Basic	0.44	0.60	0.09	1.07	1.11	0.16
Diluted	0.44	0.60	0.09	1.05	1.11	0.16
ADSs used in net income per ADS computation (Note 1):
Basic	130,053,500	151,404,946	151,404,946	128,244,728	151,404,946	151,404,946
Diluted	131,667,341	151,404,946	151,404,946	130,443,925	151,404,946	151,404,946
Other comprehensive income, net of tax
Unrealized losses on available-for-sale securities	78,147	(108,594)	(15,818)	156,131	(146,801)	(21,384)
Reclassification of losses to net income	—	(276,843)	(40,327)	—	(276,843)	(40,327)
Foreign currency translation adjustment	43,890,855	31,329,909	4,563,716	43,890,855	(10,639,143)	(1,549,766)

Total comprehensive income	108,585,460	125,531,087	18,285,666	192,689,939	157,894,958	22,999,994

Total comprehensive income attributable to Cango Inc.’s shareholders	108,420,617	122,483,463	17,841,730	188,590,789	156,694,704	22,825,157

Note1:	Each ADS represents two ordinary shares.

CANGO INC.

RECONCILIATIONS OF GAAP AND NON-GAAP RESULTS

(Amounts in Renminbi (“RMB”) and US dollar (“US$”), except for number of shares and per share data

	Three months ended June 30,			Six months ended June 30,
	2018	2019		2018	2019
	(Unaudited) RMB	(Unaudited) RMB	(Unaudited) US$	(Unaudited) RMB	(Unaudited) RMB	(Unaudited) US$
Net income	64,616,458	94,586,615	13,778,094	148,642,953	168,957,745	24,611,471
Add: Share-based compensation expenses	5,467,240	22,273,101	3,244,443	5,467,240	37,550,563	5,469,856
Cost of revenue	224,157	913,198	133,022	224,157	1,539,574	224,264
Sales and marketing	1,164,522	4,744,170	691,066	1,164,522	7,998,269	1,165,079
General and administrative	3,794,264	15,457,530	2,251,643	3,794,264	26,060,087	3,796,080
Research and development	284,297	1,158,203	168,711	284,297	1,952,633	284,433

Non-GAAP adjusted net income	70,083,698	116,859,716	17,022,537	154,110,193	206,508,308	30,081,327

Less: Net income attributable to the noncontrolling interest shareholders	164,843	3,047,624	443,936	4,099,150	1,200,254	174,837
Non-GAAP adjusted net income attributable to Cango Inc.’s shareholders	69,918,855	113,812,092	16,578,601	150,011,043	205,308,054	29,906,490

Accretion of Series C Preferred Shares	6,991,289	—	—	6,991,289	—	—

Non-GAAP adjusted net income attributable to Cango Inc.’s ordinary shareholders	62,927,566	113,812,092	16,578,601	143,019,754	205,308,054	29,906,490

Non-GAAP adjusted net income per ADS-basic (Note 1)	0.48	0.75	0.11	1.12	1.36	0.20
Non-GAAP adjusted net income per ADS-diluted (Note 1)	0.48	0.75	0.11	1.10	1.36	0.20
Weighted average ADS outstanding—basic	130,053,500	151,404,946	151,404,946	128,244,728	151,404,946	151,404,946
Weighted average ADS outstanding—diluted	131,667,341	151,404,946	151,404,946	130,443,925	151,404,946	151,404,946

Note1: Each ADS represents two ordinary shares.